Bradford & Bingley

RECEIVED

2004 APR 22 A 9:04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Your reference

In reply please quote

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

04024499

Tel. 01274 806106

7 April 2004

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

4/22

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2002)

Directors' shareholdings

Below are details of ordinary 25 pence shares maturing from various share schemes and being acquired by or transferred to Christopher Rodrigues, on 24 March 2004. No sales of shares have taken place.

Performance Share Plan

103,983 ordinary 25 pence shares.
The shares were originally awarded at a price of 291.83 pence per share.

These shares were originally awarded under the terms of the Performance Share Plan on 6 March 2001 and subject to the achievement of performance targets set on the date of the awards. The performance measurement was based on Total Shareholder Return compared to the comparator group of companies. The Company achieved an upper quartile TSR performance compared to the comparator group of companies for the period 1 January 2001 - 31 December 2003 and therefore the awards of shares vested in full.

Executive Share Option Scheme

130,184 ordinary 25 pence shares.
The options were originally granted at a price of 291.83 pence per share.

These options were originally awarded under the terms of the Executive Share Option Scheme on 6 March 2001 and subject to the achievement of performance targets set on the date of the awards. The performance measurement was based on earnings per share growth exceeding the increase in the retail price index by at least 9% over a three year period. This was achieved and all options were exercised.

1998 Long Term Incentive Plan

81,811 ordinary 25 pence shares.
The options were originally granted based on a price of 249.35 pence per share.

These shares were originally awarded under the terms of the 1998 Long Term Incentive Plan on 12 December 2000. In this scheme the participants could sacrifice cash entitlements and, where shares were chosen, nil cost options were granted. The options were fully exercisable from 12 December 2002.

Savings related share option scheme

4,843 ordinary 25 pence shares.
The options were originally granted at a price of 200 pence per share under the terms of the Sharesave Scheme on 2 January 2001 and matured on 1 March 2004.

25 March 2004

END

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY EMPLOYEES' RESTRICTED SHARE BONUS PLAN AWARDS

Please note that, in order to facilitate the operation of the Bradford & Bingley Employees' Restricted Share Bonus Plan ("RSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 93,000 Ordinary Shares in Bradford & Bingley plc at 294 pence per share on 24 March 2004. Awards, subject to the RSP rules, were made over those shares during 2004 and Mourant & Co Trustees Limited have agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Ian Darby, Robert Dickie and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited. The directors of Bradford & Bingley plc do not participate in the RSP.

End

26 March 2004